Exhibit 99.1

Granite Real Estate Investment Trust Announces C$332 Million in Acquisitions

TORONTO--(BUSINESS WIRE)--June 9, 2020--Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has agreed to acquire eight income-producing properties in the United States comprising approximately 4.0 million square feet (“SF”) at a combined purchase price of approximately C$332 million (US$246.1 million) (the “Acquisitions”). The Acquisitions represent an in-going weighted average yield of approximately 5.5% and are fully leased with a weighted average lease term of 5.1 years to a diverse range of strong tenants.

Kevan Gorrie, Granite’s President and CEO, commented that, “These acquisitions outlined herein advance our strategy of acquiring and developing modern e-commerce and distribution facilities in Granite’s U.S. target markets. The properties are exceptionally well located in their respective markets, with close proximity to critical e-commerce infrastructure. Furthermore, the assets are being acquired at a competitive cost basis and provide an opportunity to enhance returns as several leases in the portfolio include below market in-place rents. Following the Acquisitions, the net proceeds from our recent equity offering and green bond offering enable us to maintain our strong balance sheet position with estimated pro forma liquidity of approximately C$1.1 billion.”

Midwest Portfolio
Columbus (962K SF)	Cincinnati (825K SF)	Indianapolis (622K SF)
5415 Centerpoint Parkway, Obetz, OH 6201 Green Pointe Drive South, Groveport, OH	8779 Le Saint Drive, Hamilton, OH 8754 Trade Port Drive, West Chester, OH	445 Airtech Parkway, Indianapolis, IN

Granite has agreed to acquire five modern distribution warehouses located in the Midwest markets of Cincinnati, Columbus, and Indianapolis, collectively totaling 2.4 million SF. The properties are 100% leased to six tenants for a weighted average remaining lease term of 4.6 years. These institutional quality assets have minimum 32’ clear heights with an average age of 10 years.

The properties are located in established business parks with close proximity to extensive highway and major air/rail systems, and benefit from the availability of labor and access to a more than fifty percent of the U.S. population within a one-day drive. Two of the properties are located in Cincinnati’s largest industrial submarket, Tri County, with close proximity to Cincinnati/Northern Kentucky International Airport (“CVG”). The fastest growing cargo airport in the U.S., CVG serves as DHL’s North American hub and is home to Amazon’s US$1.5 billion Prime Air Hub. The two Columbus properties are located in the preferred southeast Rickenbacker submarket, adjacent to Rickenbacker International Airport, one of the world’s only cargo-dedicated airports. The Indianapolis property, situated in the Plainfield submarket, the most sought after in the region, is located within 3 miles from the Indianapolis International Airport and the FedEx Air Hub, the second largest FedEx Hub in the world.

Memphis Portfolio
4460 E. Holmes Road, Memphis, TN	4995 Citation Drive, Memphis, TN	8650 Commerce Drive, Southaven, MS

Granite has agreed to acquire three modern distribution warehouses located in the Memphis market totaling 1.6 million SF which are 100% leased to five tenants for a weighted average remaining lease term of 6.2 years. These highly functional assets have 32’ clear heights, cross dock capabilities and flexible design characteristics.

The three properties are strategically located near major e-commerce distribution infrastructure, including the Memphis International Airport, the world’s busiest cargo airport, FedEx World Hub, which is currently undergoing a multi-billion expansion, UPS Airport Facility and the BNSF Memphis Intermodal Facility. 8650 Commerce Drive is located in the DeSoto Industrial Submarket, less than 15 miles from downtown Memphis, and the remaining two properties are located in the Southeast Industrial Submarket, the largest in Memphis. The Memphis industrial market has been experiencing robust occupancy levels and benefits from proximity to greater than fifty percent of the U.S. population within a one-day drive.

The Acquisitions are subject to customary closing conditions and are expected to close in the second quarter of 2020. Granite expects to fund the Acquisitions using a combination of net proceeds from its recent equity offering and cash on hand.

ABOUT GRANITE
Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns over 90 investment properties representing approximately 40.3million square feet of leasable area.

OTHER INFORMATION
Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS
This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the closing of the Acquisitions, Granite’s ability to enhance returns on the assets and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the Acquisitions, Granite’s ability to enhance returns on the assets or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such closing of the Acquisitions or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the “Annual Information Form”) and management discussion and analysis of results of operations and financial position for the three months ended March 31, 2020 (the “Q1 MD&A). The “Risk Factors” section of the Annual Information Form and the Q1 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560

Andrea Sanelli
Manager, Legal & Investor Services
647-925-7504.